                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE TO
                                (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.
                              (Amendment No.  )*

                          ROBERTSON-CECO CORPORATION
                          --------------------------
                      (Name of Subject Company (Issuer))

                        RHH ACQUISITION CORP. (OFFEROR)
                           THE HEICO COMPANIES, LLC
                           ------------------------
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)

                                   770539203
                                   ---------
                     (CUSIP Number of Class of Securities)

                            Michael E. Heisley, Sr.
                           The Heico Companies, LLC
                        5600 Three First National Plaza
                            Chicago, Illinois 60602
                                (312) 419-8220

                                With a copy to:
                            Helen R. Friedli, P.C.
                            McDermott, Will & Emery
                            227 West Monroe Street
                            Chicago, Illinois 60606
                                (312) 372-2000
                                --------------


 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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Exhibits

Exhibit Number      Description
--------------      -----------

(a)(5)(i)           Press Release dated April 20, 2000.


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              RHH ACQUISITION CORP.

                              By:
                                 -------------------------------------
                              Name:
                              Title:


Dated: April 21, 2000